Filed by Alberto-Culver Company
Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:
Sally Holdings, Inc.
(Commission File No. 1-5050)

Alberto-Culver Company (“Alberto-Culver”) and Regis Corporation (“Regis”) have entered into an agreement for the merger of the Sally Beauty Company business unit of Alberto-Culver Company and Regis Corporation and, in connection with this proposed transaction, will prepare and distribute a joint proxy statement/prospectus-information statement to the shareholders of Alberto-Culver and Regis. INVESTORS IN ALBERTO-CULVER ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to get the joint proxy statement/prospectus-information statement and all relevant documents filed by Alberto-Culver with the SEC free of charge at the SEC’s website www.sec.gov or by contacting Alberto-Culver, Wesley C. Davidson, Vice President, Corporate Development and Investor Relations at 708-450-3145.

The following statements were made by Alberto-Culver at the Consumer Analyst Group of New York conference on February 23, 2006.

Howard Bernick, President, Chief Executive Officer and Director of Alberto-Culver:

“Today, the Alberto-Culver Company is a $3.5 plus billion New York Stock Exchange-listed Company, comprised primarily of two businesses — the development, manufacturing, marketing and sale of consumer brands, largely beauty products for hair care and skin care, and the distribution of professional beauty supplies through Sally Beauty stores and the Beauty Systems Group. It’s the Sally/BSG distribution segment of the business that we announced last January, back in January, was going to be spun off and merged with Regis Corporation in a tax-free transaction. After the closing in late spring or early summer, what’s left will be the Alberto-Culver Consumer Products segment of the business that Jim has been running.

A lot of people have asked us what was behind our decision to split the Company? And frankly, it’s something that we’ve been considering from time to time for many years. Firstly, conflicts have developed increasingly over the years with Sally and BSG’s major vendors also being the consumer products archrivals, Procter & Gamble and L’Oreal, that we compete with on the consumer side. That’s because L’Oreal and Proctor have been out buying companies like Wella, and Clairol, and Matrix, and Redken and ARTec and a number of others.

Also, as Sally’s retail business with consumers grew, there were increasing conflict with Sally trying to attract retail customers from the likes of food stores, drugstores, mass merchants like Walgreens, CVS and so on. Splitting the Company alleviates this channel conflict. And secondly, both Consumer Products and Sally/BSG have each reached sufficient size to be viable, stand-alone entities on their own.

A more recent conflict came up just last year when we acquired Nexxus, which you will hear more about later and decided to take Nexxus out of the salon field into retail. This was something that was in the very best interests of our Company and Alberto-Culver shareholders but also something that won us no friends in the salon industry with our BSG customers.

Furthermore, Sally’s strategy going forward was to enter the services and salon side of the business on its own in order to be more than just a distributor and become an even more important partner to our suppliers, primarily with the desire to sell more professional products directly to consumers through salons. It would have taken us literally decades to get sufficient scale in the salon arena competing against Regis, competing against them for acquisitions, for real estate locations in the malls, competing against them for stylists and now we will achieve this overnight by merging Sally and BSG together into Regis. Regis Corporation, as you may know, is a global leader in beauty salons, hair restoration centers and beauty schools.

We’ve actually considered the idea of a merger with or acquiring Regis for a very long time. And we’ve been following the company for over a decade. We believe that Paul Finkelstein and his team at Regis have done an extremely fine job in a difficult though closely allied business to that of our Sally/BSG operations. Acquiring Regis would not have alleviated any of the conflicts I spoke about earlier and we see this as the right way to build value for the businesses and for our shareholders.

The benefits of the tax-free spin-merge are numerous. There are significant potential revenue enhancements — the creation of countervailing power to better control and significantly reduce professional product diversion; a more diversified revenue stream for both companies; stronger vendor relationships; cash flow accretion; and future acquisition opportunities and synergies.

After the merger, Alberto-Culver shareholders will own 54.5% of Regis by getting 0.6 of a Regis share for each Alberto-Culver share held and Regis will be a $650,000,000 EBITDA beauty industry giant, with over 11,000 salons, over 2400 Sally Beauty stores, over 800 Beauty Systems Group outlets and 1200-person direct sales force. And in addition, Alberto-Culver shareholders will receive a $3.00 per share cash dividend for each Alberto-Culver share held shortly after the closing.”

Jim Marino, President, Alberto-Culver Consumer Products Worldwide:

“Alberto-Culver will be distributed $400 million prior to the closing of the tax-free spin-merge between Sally/BSG and Regis. Approximately $280 million or $3.00 per share will be paid to Alberto-Culver shareholders as a special onetime cash dividend.

The remaining $120 million or so will remain on the Alberto-Culver balance sheet in addition to our existing cash. Alberto-Culver will also retain the $120 million 6.375% debentures that are due in 2028 and repayable at the option of the holders in 2008.

Now, what do we intend to do with the cash? Well, much the same that we’ve done in the past. What we will be on the look for is strategic acquisitions to complement and strengthen our Consumer Products portfolio. We’ll also pay a quarterly cash dividend to Alberto-Culver shareholders. Initially, this is expected to be $0.16 per share annually. And we will also consider buying back some shares from time to time.”

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of Alberto-Culver’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the pattern of brand sales; competition within the relevant product markets; risks inherent in acquisitions, divestitures and strategic alliances; loss of one or more key employees; loss of distributorship rights; sales by unauthorized distributors in Alberto-Culver Company’s exclusive markets; the effects of a prolonged United States or global economic downturn or recession; changes in costs; the costs and effects of unanticipated legal or administrative proceedings; health epidemics; adverse weather conditions; and variations in political, economic or other factors such as currency exchange rates, inflation rates, interest rates, tax changes, legal and regulatory changes or other external factors over which Alberto-Culver has no control. In addition, the following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements with respect to the benefits of the business combination transaction involving the Sally/BSG businesses of Alberto-Culver and Regis: the failure of Alberto-Culver and Regis shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; failure to realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; and events outside the control of Alberto-Culver or Regis that negatively affect the intended tax free nature of the combination transaction involving Alberto-Culver and Regis. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Alberto-Culver’s results to differ materially from those described in the forward-looking statements can be found in the 2005 Annual Report on Form 10-K of Alberto-Culver filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

Additional Information

This communication is not a solicitation of a proxy from any security holder of Alberto-Culver or Regis and Alberto-Culver and Regis will be filing with the SEC a joint proxy statement/prospectus-information statement, which will be mailed to security holders, and other relevant documents concerning the planned transaction involving Alberto-Culver and Regis. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Alberto-Culver will be available free of charge by contacting Alberto-Culver, Wesley C. Davidson, Vice President, Corporate Development and Investor Relations at 708-450-3145. Documents filed with the SEC by Regis Corporation will be available free of charge by contacting Regis, Jack Nielsen, Director of Finance, Investor Relations and Investment Benefits, at 952-947-7000.

Interests of Certain Persons

The respective directors and executive officers of Alberto-Culver and Regis and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction proposal. Information regarding Alberto-Culver’s directors and executive officers is available in its proxy statement filed with the SEC by Alberto-Culver on December 13, 2005, and information regarding Regis’ directors and executive officers is available in its proxy statement filed with the SEC by Regis on September 26, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus-information statement and other relevant materials to be filed with the SEC when they become available.

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